UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 18, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm – Potential Contract with US Department of Energy

Arlington VA – August 8, 2005 – Metal Storm Limited (NASDAQ Small Cap ticker symbol MTSX ASX trading code: MST
The US Department of Energy (DOE) has placed a notice on its website
(www.fbo.gov/spg/DOE/PAM/HQ/DE%2DAC52%2D05NA26814/listing.html) advising that intends to solicit and negotiate a contract with Metal Storm for research and development of a short range neutralisation protection system using Metal
Storm’s 40mm multi-barrel technology.  The proposed contract would be for one year duration for consideration less than US $250,000.  A copy of DOE’s description of the proposed contract is attached.
DOE is required to place such a notice where it intends to solicit and with only one source.  In this case, DOE believes that the supplies or services required by DOE are available from only one responsible source (ie Metal Storm).
DOE have invited public responses to the intended contract through their web site with a closing date of 27 August 2005.
Metal Storm expects to be advised of the outcome of this process and whether will proceed to negotiation of a contract in late August or early September.
Metal Storm's Chief Executive Officer Mr David Smith, said the potential contract further demonstrates the capabilities and advantages of our 40 mm weapons system for a range of defense and civilian related applications. If the contract is awarded, it will also provide an opportunity for Metal Storm to develop an ongoing relationship with DOE, which could lead to more significant projects in the future.
Metal Storm will advise the ASX and NASDAQ markets once it has been notified by the US Department of Energy of the outcome of the contract negotiation.

www.metalstorm.com

 Investor Contact: Media Contact:
 David Smith         Gregory Pettit
 Metal Storm Limited Hill & Knowlton
 TEL: 703 248 8218 TEL: 212 1885 0300
 dsmith@metalstorm.com gpettit@hillandknowlton.com

About Metal Storm
Metal Storm Limited is a defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round”
technology. The company is headquartered in Brisbane, Australia and in the US, with an office in Washington DC.  The company has invented a ballistics technology that has no known conventional equivalent.  Metal Storm working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Attachment – Description of proposed contract

“The U.S. Department of Energy (DOE), Albuquerque Operations Office (AL)
to procure on a sole source basis, research and development of a short range neutralization system utilizing the Metal Storm multi-barrel 40 MM (a sole item). DOE has determined that Metal Storm is the only small business that has the technology needed for the research and development necessary to meet DOE mission needs. The proposed contract action will utilize a weapon system with mechanical moving parts and its ability to distribute large quantities of ammunition over a large area in an extremely short time frame and provide proof of concept that the electronic weapons system can achieve neutralization of an adversary and/or enough diversion that would afford a person safe egress from a protected facility. The system must be capable of saturating a target area between 30 and 50 meters away from the firing point in four 90 quadrants.
Saturation is defined as one 40mm HE round (5m kill radius) in every 100 square meter area. The target area must be saturated within one second from activation of fire trigger. This includes the time to remove mechanical barriers, arming and firing. Once armed the system must be capable of starting the expenditure ammunition within two hundred milliseconds of pushing the “fire” button. The system must not affect the target area until the system is fired, thus eliminating the use of any form of mines that are placed in the target area.
This period of performance will be for one year duration for less than
The intended contractor is Metal Storm USA Limited, 4350 Fairfax Dr STE 810,
Arlington, Va. 22203. See numbered notes 1 and 22. The NAICS code for the procurement is 54170 for companies with less than 500 employees. This is not a solicitation for proposals or an invitation for bids, nor does it represent a commitment by the government to pay for costs incurred in the preparation and submission of data or any other costs incurred in response to this
The closing date of this announcement is 15 days from the date of this posting.
Any responses to this intent shall be sent electronically to the Contract
Specialist at ggourley@doeal.gov.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: August 18, 2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary